UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

5 February 2013

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179953) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following information has been prepared in compliance with US SEC Regulation S-X, Article 11, Reg. § 210.11-01(a) (4). The agreed disposal of BP’s 50% shareholding in TNK-BP is deemed significant as BP’s share of the income from continuing operations before income taxes of such shareholding represents more than 10 per cent of BP’s consolidated income for the year ended 31 December 2012.

The agreed disposal of BP’s 50% shareholding in TNK-BP does not result in the treatment of such shareholding as a Discontinued operation of BP p.l.c. for accounting purposes.

Definitive Agreements Relating to the Sale of BP’s Interest in TNK-BP and BP’s Investment in Rosneft

On 22 November 2012, BP p.l.c. (“BP”) announced that BP, Rosneft and Rosneftegaz, the state-owned parent company of Rosneft, had signed definitive and binding sale and purchase agreements (SPAs) for the sale of BP’s 50 per cent interest in TNK-BP to Rosneft and BP’s investment in Rosneft. BP and Rosneft agreed heads of terms for this transaction on 22 October. The SPAs were signed after the Russian Government approved BP’s purchase from Rosneftegaz of a 5.66 per cent stake in Rosneft for $4.8 billion, as an integral part of the transaction.

On completion, the net result of the overall transaction will be that BP will receive $11.6 billion in cash ($12.3 billion previously announced less the $0.7 billion TNK-BP dividend received by BP in the fourth quarter of 2012) and acquire an 18.5 per cent stake in Rosneft for its stake in TNK-BP. When combined with BP’s current 1.25 per cent shareholding, this will result in BP owning 19.75 per cent of Rosneft. Completion of the transaction is subject to certain customary closing conditions, including governmental, regulatory and anti-trust approvals. The two companies anticipate completion in the first half of 2013.

Under the terms of the SPAs, the proposed transaction consists of three tranches, intended to complete on the same day:

•	BP will sell its 50 per cent shareholding in TNK-BP to Rosneft for $24.7 billion in cash and shares representing a 3.04 per cent stake in Rosneft;

•	BP will use $8.3 billion of these cash proceeds to purchase an additional 9.80 per cent stake in Rosneft from the Russian Government; and

•	BP will use $4.8 billion of these cash proceeds to purchase an additional 5.66 per cent stake in Rosneft from Rosneftegaz.

With a holding of 19.75 per cent of Rosneft stock, BP expects to be able to account for its share of Rosneft’s earnings, production and reserves on an equity basis. In addition BP expects to have two seats on Rosneft’s nine person main board.

The proposed sale of the TNK-BP shareholding to Rosneft consists of a cash element of $24.7 billion and 321,778,155 Rosneft shares. Shares in Rosneft traded at close of business on the date of signing the Agreement in principle with Rosneft (18 October 2012) at $7.13 and on the date of signing the Definitive Agreements Relating to the Sale of BP’s Interest in TNK-BP and BP’s Investment in Rosneft (22 November 2012) at $7.74 (source: London Stock Exchange).

Cautionary statement

This Report contains certain forward-looking statements, including statements regarding the expected timing of the completion of the transaction described, expectations regarding the accounting treatment of BP’s expected share of Rosneft’s earnings, production and reserves, the prospects for BP’s level of representation on Rosneft’s board of directors, BP’s intentions to retain Rosneft shares received in the transaction and other statements which are generally, but not always, identified by the use of words such as ‘want’, ‘intended to’, ‘expected to’, and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, the actions of regulators and the timing of the receipt of governmental and regulatory approvals, the availability of other attractive investment opportunities, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought, exchange rate fluctuations, natural disasters and adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed under “Principal risks and uncertainties” in our Report on Form 6-K for the period ended 30 June 2012 and under “Risk factors” in our Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the US Securities and Exchange Commission.

Financial statements and exhibits

Unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated financial statements of BP have been derived from BP’s unaudited consolidated financial statements, Rosneft’s consolidated financial statements for the year ended 31 December 2012 (as reported by Rosneft on 1 February 2013) and BP’s reasonable best estimates of the results of TNK-BP for the year ended 31 December 2012. The unaudited pro forma consolidated financial statements of BP are presented to provide investors with information about the potential effect of the sale of BP’s 50% share in TNK-BP to Rosneft, and the acquisition by BP of a total 18.5% shareholding in Rosneft, which would increase BP’s total ownership of the issued share capital of Rosneft to 19.75%.

The unaudited pro forma consolidated balance sheet as of 31 December 2012, and the unaudited pro forma consolidated income statement of BP for the year ended 31 December 2012, and the related notes thereto, are furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits. The following exhibit is furnished as part of this Current Report on Form 6-K:

99.1	Unaudited pro forma consolidated financial statements and accompanying explanatory notes of BP p.l.c.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 5 February 2013	/s/ J Bertelsen
J BERTELSEN Deputy Secretary